January 13, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Purnell
Re:    Perella Weinberg Partners
Registration Statement on Form S-1
Filed December 21, 2021, as amended
File No. 333-261785
Dear Ms. Erin Purnell:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned join in the request of Perella Weinberg Partners that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 18, 2022, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, JMP Securities LLC wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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[Signature Page Follows]

Very truly yours,

JMP Securities LLC

By:	/s/ Thomas Kilian
Name: Thomas Kilian
Title: COO - Investment Banking
[Signature Page to Underwriters’ Acceleration Request Letter]